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                                                                                 Exhibit 99(b)

                                Entergy Gulf States, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
         Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              March 31,
                                                              1991      1992      1993      1994      1995      1996
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Fixed charges, as defined:
  Interest on long-term debt                                 $201,335  $197,218  $172,494  $167,082  $181,994  $180,236
  Interest on notes payable                                    27,953    21,155    19,440    20,203       810       980
  Other interest                                               29,169    26,564    10,561     7,957     8,074     7,845
  Amortization of expense and premium on debt-net(cr)           1,999     3,479     8,104     8,892     9,346     9,322
  Interest applicable to rentals                               24,049    23,759    23,455    21,539    16,648    16,121
                                                             ----------------------------------------------------------
Total fixed charges, as defined                               284,505   272,175   234,054   225,673   216,872   214,504

Preferred dividends, as defined (a)                            90,146    69,617    65,299    52,210    44,651    44,760
                                                             ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined   $374,651  $341,792  $299,353  $277,883  $261,523  $259,264
                                                             ==========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                $112,391  $139,413   $69,462  ($82,755) $122,919  ($32,973)
  Add:
    Income Taxes                                               48,250    55,860    58,016   (62,086)   63,244    55,781
    Fixed charges as above                                    284,505   272,175   234,054   225,673   216,872   214,504
                                                             ----------------------------------------------------------
Total earnings, as defined (b)                               $445,146  $467,448  $361,532   $80,832  $403,035  $237,312
                                                             ==========================================================
Ratio of earnings to fixed charges, as defined                   1.56      1.72      1.54      0.36      1.86      1.11
                                                             ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.19      1.37      1.21      0.29      1.54      0.92
                                                             ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges by $144.8 million. Earnings for the year ended December 31, 1994, and 1996 for GSU were not adequate to cover fixed charges and preferred dividends by $197.1 million and $22.0 million, respectively.


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